Free Writing Prospectus (To the Preliminary Prospectus Supplement dated January 7, 2013)	Filed Pursuant to Rule 433 Registration Statement No. 333-177680

M.D.C. Holdings, Inc.

$250,000,000 of 6.000% Senior Notes Due 2043

FINAL TERM SHEET

January 7, 2013

Issuer:	M.D.C. Holdings, Inc.

Security:	6.000% Senior Notes due 2043

Principal Amount:	$250,000,000

Trade Date:	January 7, 2013

Settlement Date:	January 10, 2013 (T+3)

Final Maturity:	January 15, 2043

Interest Rate:	6.000% per annum

Public Offering Price:	100.000%

Yield to Maturity:	6.000%

Benchmark Treasury:	2.750% due August 15, 2042

Benchmark Treasury Price:	99-12+

Benchmark Treasury Yield:	3.091%

Spread to Benchmark Treasury:	+290.9 basis points

Interest Payment Dates:	Semi-annually in arrears on January 15 and July 15, commencing July 15, 2013

Optional Redemption:	Prior to October 15, 2042, the greater of par and make whole at Treasury plus 45 basis points, plus accrued and unpaid interest to the date of redemption

On or after October 15, 2042, at par, plus accrued and unpaid interest to the date of redemption

Interest Rate Adjustment:	The interest rate on the notes will be subject to adjustment upon the occurrence of a change of control and if the debt ratings assigned to the notes by Moody’s, S&P and Fitch (or any replacement ratings agency selected by the Issuer) are all below investment grade, or in the event of certain subsequent upgrades to the debt rating, as set forth in the Preliminary Prospectus Supplement.

Authorized Denominations:	$2,000 and integral multiples of $1,000 in excess thereof

Ratings[1]:	BB+ (Stable Outlook) (S&P) Baa3 (Negative Outlook) (Moody’s) BBB- (Stable Outlook) (Fitch)

CUSIP/ISIN:	552676 AQ1 / US552676AQ11

Sole Book-Running Manager:	Citigroup Global Markets Inc.

Global Settlement:	Through The Depository Trust Company

Net Proceeds:	We estimate that the net proceeds, after deducting the underwriting discount and other estimated offering expenses payable by us, from the sale of the notes offered hereby will be approximately $247.5 million.

Other Changes to the Preliminary Prospectus Supplement

The section titled “Description of Notes—Interest Rate Adjustment Following a Change of Control” shall be replaced in its entirety with the following:

[1]	A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

Interest Rate Adjustment Following A Change of Control

If a Change of Control occurs and within 60 days thereafter all three of the Ratings Agencies have less than Investment Grade debt ratings assigned to the Notes, whether as a result of a downgrade or otherwise, the per annum interest rate on the Notes will increase from the interest rate payable on the Notes immediately before the Change of Control. The interest rate will increase by 0.25% for each rating level below Investment Grade by each of the two Rating Agencies with the lowest ratings (i.e., if two Rating Agencies are two levels below Investment Grade and the third Rating Agency is one level below Investment Grade, the interest rate increase will be 1.00% per annum). In the event that only two Rating Agencies have debt ratings assigned to the Notes, those two debt ratings will be used to determine any interest rate increase. In the event that only one Rating Agency has a debt rating assigned to the Notes, the interest rate increase will be two times 0.25% for each rating level below Investment Grade by the Rating Agency that has a debt rating assigned to the Notes. In the event that no Rating Agency has a debt rating assigned to the Notes, the interest rate increase will be 2.00% per annum. Any downgrade of the ratings assigned to the Notes that occurs outside of the 60 day period will not alter the per annum interest rate.

In no event shall: (1) the total increase in the interest rate on the Notes exceed 2.00% per annum above the interest rate payable on the Notes on the date of their initial issuance; or (2) the interest rate increase unless the debt ratings on the Notes by all Rating Agencies that have debt ratings assigned to the Notes are below Investment Grade within 60 days after the Change of Control.

If at any time after the interest rate on the Notes has been adjusted upward pursuant to this provision as a result of a Rating Agency rating the Notes below Investment Grade, that Rating Agency (or a replacement rating agency selected by us under the circumstance set forth in, and in accordance with, the definition of “Rating Agency”) thereafter increases its rating with respect to the Notes, the per annum interest rate on the Notes will decrease by 0.25% per annum (or, if the debt rating for only one Rating Agency was used to determine the interest rate increase pursuant to the fourth sentence of the first paragraph of this “Interest Rate Adjustment Following a Change of Control” section, two times 0.25% per annum) for each level of improvement in the rating of the Notes by such Rating Agency; provided that the decrease in interest rate resulting therefrom will not exceed the aggregate percentage increase in the interest rate that resulted from the prior lower rating by such Rating Agency. In no event will the interest rate on the Notes ever be less than the interest rate payable on the Notes on the date of their initial issuance.

Any interest rate change described above will take effect as of the first day of the interest period for which the next interest payment will be made.

The interest rate on the Notes will permanently cease to be subject to any adjustment described above (notwithstanding any subsequent decrease in the ratings by any Rating Agency) if all of the Rating Agencies subsequently increase their rating of the Notes to the following levels at the same time (Moody’s: A3; S&P: A-; Fitch A-; or the equivalent if with respect to any substitute rating agency) or higher.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the Preliminary Prospectus Supplement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the Preliminary Prospectus Supplement if you request it by calling Citigroup Global Markets Inc. at 1-800-831-9146 (toll free).

Any disclaimers or other notices that may appear below are not applicable to this communication and should be disregarded. Such disclaimers were automatically generated as a result of this communication being sent via Bloomberg or another email system.

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